January 16, 2007
VIA EDGAR AND FAX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn:	Ms. April Sifford

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 15, 2006 File No. 1-12719
Ladies and Gentlemen:
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 28, 2006 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response.
Comment 1:
     Form 10-K for the Fiscal Year Ended December 31, 2005
     General
     We note the file number on the cover of your Form 10-K is 001-7940. Your file number in EDGAR is 001-12719. Please revise.
Response:
We will revise the Edgar file number with our upcoming 10-K for the year ended December 31, 2006. We respectfully submit that this simple error is not sufficiently material to warrant filing an amendment to our 2005 Form 10-K.

Securities and Exchange Commission
January 16, 2007

Comment 2:
     Liquidity and Capital Resources
     Series B Convertible Stock, page 26
     Tell us and disclose in more detail specifically what “fundamental change” as defined in the Certificate of Designation, would require you to repurchase all or part of the Series B Convertible Preferred Stock. Please provide to us your analysis supporting your classification of these instruments as equity, referring to the requirements of SFAS 150 and EITF 00-19.
Response:
In future filings, we will provide the following disclosure of what constitutes a “fundamental change” which may require us to repurchase all or part of our Series B Convertible Preferred Stock.
A “fundamental change” will be deemed to have occurred if any of the following occurs:
•	We consolidate or merge with or into any person or convey, transfer, sell or otherwise dispose of or lease all or substantially all of our assets to any person, or any person consolidates with or merges into us or with us, in any such event pursuant to a transaction in which our outstanding voting shares are changed into or exchanged for cash, securities, or other property, or

•	We are liquidated or dissolved or adopt a plan of liquidation or dissolution.
Notwithstanding the forgoing, a “fundamental change” will not be deemed to have occurred if at least 90% of the consideration in the case of a merger or consolidation under the first clause above consists of common stock traded on a U.S. national securities exchange AND the series B Preferred Stock becomes convertible solely into such common stock.
We suggest that the proposed disclosure enhancement described above expanding on the definition of fundamental change is not material to the disclosures we included in our Form 10-K for the year ended December 31, 2005, thus we would see no need to file an amendment to our 2005 Form 10-K.

Securities and Exchange Commission
January 16, 2007

There are two separate and distinct provisions contained within the Preferred Stock that are impacted by a fundamental change. The first provision requires us to repurchase all or part of our Series B Convertible Preferred Stock upon the occurrence of a fundamental change, should the holders elect for us to do so. The second provision is addressed within the context of the conversion option and provides for an adjustment to the conversion rate upon the occurrence of the fundamental change.
In addressing the first provision, we considered the guidance in SFAS 150 and EITF Topic D-98. In considering SFAS 150, we do not believe that the Series B preferred shares fall within the scope of the three classes of freestanding financial instruments discussed in paragraphs 8-12 of SFAS 150. The reason we believe this is that the Series B preferred shares do not contain an unconditional obligation to redeem the instrument by transferring assets at a specified or determinable date or upon an event certain to occur. In addition the preferred shares do not contain an unconditional obligation that may be settled by issuing a variable number of the Company’s equity shares. While the conversion rate may be adjusted, a fixed monetary amount is not known at inception and conversion is not mandatory. Accordingly, the Series B preferred shares are not within the scope of SFAS No. 150 and the shares are determined to not be classified as liabilities.
In addressing EITF Topic D-98 we note that this abstract discusses the classification of equity instruments that contain redemption features that are outside a company’s control. Upon a fundamental change, as defined, the holders of the Series B Preferred Stock may require the Company to purchase their preferred shares for 100% of liquidation value plus unpaid dividends. A fundamental change is limited to: 1) a consolidation, merger or sale of substantially all of the Company’s assets or 2) liquidation or dissolution. We believe that a transaction included in the 1st fundamental change item above would ultimately require approval by the Company’s Board of Directors. Furthermore, as the majority of the Preferred Stock holders are not members of the Board of Directors of the Company we considered this event to be within the Company’s control. For the 2nd item above, paragraph 5 of EITF D-98 indicates that ordinary liquidation events should not result in a security being classified outside of permanent equity. Based on addressing these two situations, we believe that permanent equity classification is appropriate for the Series B preferred stock.
In addressing the second provision, we considered the guidance in EITF 00-27 and EITF 00-19 to determine whether the Company controls the events necessary to issue the number of required shares under the conversion option. In the event of a fundamental change, if the holders elect to convert their Preferred Stock, the applicable conversion rate will be increased by an additional number of shares of common stock determined based on the effective date of the fundamental change and the price of the Company’s common stock paid in the fundamental change. We have considered this provision in the context of whether the Company has sufficient authorized and unissued shares available to allow for conversion in the event of a fundamental change. The number of shares that can be delivered on conversion of the Preferred Stock in the event of a fundamental change are subject to a share cap that effectively limits the number of shares that may be issued. After considering this share cap, the Company has sufficient authorized and unissued shares available to allow for conversion in the event of a fundamental change

Securities and Exchange Commission
January 16, 2007

occurring. As a result, the Company controls settlement of the conversion option’s exercise by delivering shares and permanent equity classification is appropriate.
Comment 3:
     Consolidated Statements of Cash Flows, page 49
     We note that you net changes in assets and liabilities within cash flows from operating activities. Please revise your presentation to reflect these changes on a gross basis as required by paragraphs 11-13 of SFAS No. 95.
Response:
We believe the presentation of changes of assets and liabilities presented within our statement of cash flows is consistent with paragraphs 11-13 of SFAS No. 95. In future filings, as has been our practice in the past, we will use our best professional judgment to determine if there are any material or significant items which should be presented on a gross basis.
Comment 4:
     Note B—Summary of Significant Accounting Policies, page 52
     Property and Equipment, page 52
     Tell us why you believe it appropriate to amortize asset retirement costs over proved reserves rather than over proved developed reserves.
Response:
We believe it is appropriate to amortize asset retirement costs over proved reserves rather than proved developed reserves because in most cases it is the total proved reserves and not the proved developed reserves that necessitate the extensive investment in the infrastructure necessary to fully economically develop the subject field assets. Additionally, the assumptions over the timing of abandonments consider the ultimate abandonment of the entire field as this is consistent with legal requirements and our business practices. As such, we feel it is prudent to amortize these costs over total proved reserves which complies with the requirements of paragraph 11 of SFAS 143 that requires entities to allocate asset retirement costs to expense using a systematic and rational method over their useful life.

Securities and Exchange Commission
January 16, 2007

Comment 5:
     Note H—Stockholders’ Equity, page 60
     Stock Option and Incentive Programs, page 61
     We note your disclosures here and on page 8 of your Form 10-Q for the period ended September 30, 2006. Tell us and revise your disclosure to clarify the following:
•	How your board of directors approved an extension of a plan in February 2006 that expired in August 2005, and why the extension went through December 2005.

•	How your board of directors granted stock options and restricted stock on February 1, 2006 with a grant date as of December 6, 2005 and a value date of February 9, 2006.
Your response should include an explanation as to why the dates used in these transactions are appropriate and specific detail regarding how you have accounted for each transaction.
Response:
As detailed on pages 5 and 6 of our Proxy Statement filed on April 17, 2006, the first amendment to our 1995 Stock Option Plan (the “1995 Plan”) was approved by our Board of Directors on February 1, 2006, subject to shareholder approval. The purpose of the amendment was to extend the period under which awards could be granted under the 1995 Plan through December 31, 2005, solely for the purpose of incorporating certain grants (the “Grants”) which the Board authorized at its December 6, 2005 meeting. We note that the 1995 Plan had not “expired” or terminated because in fact there were still numerous outstanding grants subject to the Plan at that time. It has been and continues to be the practice of Goodrich Petroleum Corporation to award grants of restricted stock and or options to its key employees on at least an annual basis. Historically, the December board meeting has been the venue for authorizing such grants. The reason for incorporating the Grants of December 2005 into the 1995 Plan were so that the Grants would be subject to shareholder approval and so that any shares of company common stock delivered pursuant to the Grants would be under the 1995 Plan and would be covered by a Registration statement on Form S-8 filed with respect to the 1995 Plan.
Thus, the sequence of events was such that the Board approved the Grants originally on December 6, 2005. Since the grant period under the 1995 Plan under which they were intending to grant the options had expired, the Board elected to approve an amendment to the Plan on February 1, 2006 to accomplish the objectives detailed above, subject to shareholder approval. Under both paragraph 87 of FIN No. 44 and paragraph A77 of SFAS No. 123(R), awards made under an arrangement that is subject to shareholder approval are not deemed to be granted until that approval is essentially a formality (or perfunctory). On February 9, 2006, senior management and the Board of Directors’ common stock ownership exceeded 50% of issued and outstanding common stock for the first time since the amendment to the Plan was approved on

Securities and Exchange Commission
January 16, 2007

February 1, 2006. Accordingly, on February 9, 2006, shareholder approval was determined to be a mere formality and the grant date was deemed to occur. The fair value of the awards was measured under SFAS No. 123(R) as of that date.
Closing Comments
As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
Response:
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s

Securities and Exchange Commission
January 16, 2007

position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ David R. Looney David R. Looney Executive Vice President and Chief Financial Officer

Encl.

CC:	James M. Prince—Vinson & Elkins L.L.P.